

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2011

Via E-mail

Mr. Zhiyong Li
Chief Executive Officer
Hyperera, Inc.
2316 S. Wentworth Ave.
Chicago, IL 60616

> **Re: Hyperera, Inc.**
> **Form 8-K, Item 4.02**
> **Filed May 13, 2011**
> **Form 10-Q/A for the Quarterly Period ended September 30, 2010**
> **Filed May 16, 2011**
> **File No. 333-163035**

Dear Mr. Li:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your Form S-1 declared effective in July 2010 contained interim financial statements through March 31, 2010. We further note that your first periodic filing after your effectiveness is your Form 10-Q for the quarterly period ended September 30, 2010. Please tell us why you did not file a Form 10-Q for the quarterly period ended June 30, 2010. Refer to Exchange Act Section 15(d)-13.

2.   Please tell us when you plan to file your Form 10-K for the fiscal year ended December 31, 2010.

Form 8-K, Item 4.02

3. We note that you filed your Item 4.02 8-K on May 13, 2011. Your disclosure in the
    filing states that the date of your conclusion regarding the non-reliance on previously
    issued financial statements was April 18, 2011. Please tell us the reason for the delay in
    filing your 8-K. In this regard, the form should have been filed within four business days
    after occurrence of the event. Refer to paragraph B.1 of the General Instructions to Form
    8-K.

4. We have reviewed the paragraph describing the facts underlying the conclusion that
    previously issued financial statements should no longer be relied upon and note the
    following items:

    • Please tell us why you identify SAB 104 in this disclosure. In this regard, we note
       that it does not appear that this guidance applies to your software revenue recognition.
       Please advise or revise accordingly.

    • Your current disclosure is unclear as to why you are restating your financial
       statements. Specifically, your statement, that, "The Company did have three sales
       orders for software installations in September 2010, however the software sales and
       services were unfinished, and there were no software sales revenue recognized"
       appears conflicting and confusing to readers. Please revise your disclosure to clearly
       explain how you originally accounted for these software sales and services and then
       explain how you are accounting for these software sales and services as a result of the
       restatement. Similar concerns apply to your disclosure in Note F on page 20 in your
       amended Form 10-Q for the quarterly period ended September 30, 2010.

5. Please amend your filing to include a statement of whether the board of directors, audit
    committee or an authorized officer discussed the matters included in this filing with your
    registered independent accountant. Refer to Item 4.02(a)(3) of Form 8-K.

Form 10-Q/A for the Quarterly Period ended September 30, 2010

6. Tell us your considerations of including an explanatory note in the beginning of the filing
    to explain the nature of the amendment.

Item 4. Controls and Procedures, page 31

7. We note that although you amended your Form 10-Q to restate your financial statements,
    you continue to disclose that you have concluded that your disclosure controls and
    procedures were effective as of the end of the period covered by the report. Please tell us
    how you considered describing the effect of the restatement on the officers' conclusions
    regarding the effectiveness of the company's disclosure controls and procedures. See

Item 307 of Regulation S-K. If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers' conclusions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (202) 551-3739.

Sincerely,

/s/ Ryan Rohn

Ryan Rohn
Staff Accountant